100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-09

POLYMET FINAL EIS COMPLETED – DEMONSTRATES PROJECT MEETS ENVIRONMENTAL STANDARDS

St. Paul, Minn., November 6, 2015 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM today reported that the NorthMet Final Environmental Impact Statement has been completed and will be posted to the Minnesota Department of Natural Resources website at http://www.dnr.state.mn.us/input/environmentalreview/polymet/index.html. The Final EIS demonstrates that PolyMet can mine and process copper, nickel and platinum group metals in a manner that complies with the law, protects the environment and creates hundreds of high-paying jobs in northern Minnesota while creating value for shareholders.

“Completion of the Final EIS is a huge milestone for PolyMet, for the Iron Range communities, and for the state of Minnesota,” said Jon Cherry, president and CEO. "It is the culmination of more than a decade of detailed analysis and thorough review from various state and federal regulatory agencies.”

The EIS process was led by the DNR, the U.S. Forest Service, the U.S. Army Corps. of Engineers, and their independent EIS Contractor. The U.S. Environmental Protection Agency has been actively involved as a cooperating federal agency in all aspects of the environmental review since 2011. Three Minnesota Chippewa bands (Bois Forte, Fond du Lac, and Grand Portage) also participated as cooperating entities. The Minnesota Pollution Control Agency has also been actively involved in the process, lending its technical expertise to matters such as water quality and air quality as the agency transitions into its role in future permitting and environmental compliance. The agencies’ work, which is thoroughly documented in the Final EIS, included extensive environmental monitoring, baseline studies, and modeling.

The Final EIS will be formally published in the Minnesota Environmental Quality Board Monitor and in the Federal Register. Each of the co-lead agencies and the PCA will then follow a different path through permitting as applicable.

With publication in the EQB Monitor, the DNR commences a review period to ensure the EIS fulfills the requirements under the Minnesota Environmental Protection Act, namely that it addresses the objectives defined in the 2005 EIS scoping review as amended when the USFS joined the process in 2010, meets procedural requirements, and responds appropriately to public comments. According to its website, the DNR anticipates this review will be completed and a Record of Decision on the “adequacy” will be issued in February 2016.

The USACE and the USFS each follow their own process. The USFS will publish a draft Record of Decision for the Land Exchange shortly after publication of the Final EIS, which will be followed by a statutory 45-day comment period on the draft ROD.

PolyMet will now focus on using the technical data and analyses developed during the Final EIS to prepare state permit applications, including a formal plan for financial assurance, which the company plans to submit shortly after the DNR's adequacy decision. As we progress through permitting we will begin to assemble the full team that will build and operate the project in a manner that fully complies with the company’s responsibilities to the local and broader community, and secure the financing to carry out these objectives.

“I appreciate the co-lead agencies’ commitment to producing a thorough and rigorous Final EIS and thank PolyMet’s team of technical and legal professionals for their hard work and endurance in achieving this milestone,” said Cherry. “In addition, I extend my personal thanks to our supporters and the communities in and near the project site. The publication of the Final EIS confirms PolyMet’s commitment to design and construct Minnesota’s first copper nickel mine in a way that is consistent with the values of the community in which we will have the privilege of operating.”

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"

Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as“expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.